

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 6, 2023

Ping Song
Chairman of the Board and CEO
Aibafang Group CO., Ltd.
Suite #4-210 Governors Square
23 Lime Tree Bay Avenue
PO Box 32311
Grand Cayman, KY1-1209
Cayman Islands

      Re: Aibafang Group CO., Ltd.
          Registration Statement on Form F-1
          File on October 30, 2023
          File No. 333-275212

Dear Ping Song:

      Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

      We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

      Please contact Suzanne Hayes at 202-551-3675 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences